UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 1)
TODD SHIPYARDS CORPORATION
(Name of Subject Company)

TODD SHIPYARDS CORPORATION
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

889039103
(CUSIP Number of Class of Securities)
___________________
Michael G. Marsh
Secretary and General Counsel
TODD SHIPYARDS CORPORATION
1801-16th Avenue SW
Seattle, WA 98134
(206) 623-1635

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Phillip R. Stanton, Esq.
Greensfelder, Hemker & Gale, P.C.
10 South Broadway, Suite 2000
St. Louis, Missouri 63102
(314)241-9090

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Todd Shipyards Corporation, a Delaware corporation (the “Company”), on December 30, 2010.  The Schedule relates to the offer by Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), to purchase for cash all outstanding Shares at a price of $22.27 per Share (the “Offer Price”), net to the stockholder in cash, without interest and less any applicable withholding and transfer taxes, payable by Purchaser upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2010 and the related Letter of Transmittal, copies of which are attached to the Tender Offer Schedule on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on December 30, 2010.

Except as otherwise set forth below, the information set forth in the original Schedule remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 6, “Interest in Securities of the Subject Company, ” is hereby amended and supplemented by deleting the paragraph under such heading and replacing it with the following:

“No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule, except with respect to the Stockholder Tender Agreement, the Top-Up and the purchase of 60 Shares by director William Lewis on December 27, 2010 at a price of $22.53 per Share pursuant to a dividend reinvestment option offered by his broker.  The Company does not offer a dividend reinvestment plan.”

ITEM 8.	ADDITIONAL INFORMATION.

Item 8, “Additional Information — Regulatory Approvals,” is hereby amended and supplemented by adding the following:

     “On January 7, 2011, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) expired.  Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.  The closing of the Offer remains subject certain conditions described in the Offer to Purchase.”

Item 8, “Additional Information – Litigation” is hereby amended by adding the following paragraph to the end of such subsection:

“On December 30, 2010, a class action complaint was filed by a purported stockholder of the Company in the Superior Court of King County, Washington, captioned Karl Graulich  v. Todd Shipyards Corporation, et. al., Case No. 10-2-45398-9, in connection with the merger agreement, the offer and the merger.  The allegations of this action are substantially the same as the allegations in the above described Marshall complaint.  The Company believes the aforementioned complaints are completely without merit, and intends to vigorously defend against them.”

Item 8, “Additional Information – Certain Company Projections,” is hereby amended and supplemented by deleting the summary of the Five Year Projections and Quarterly Projections appearing on page 35 and replacing it with the following:

“The following is a summary of the Five Year Projections (dollars in thousands) and assumes that WSF awards the Company a contract to construct a 144-car ferry with construction commencing in fiscal year 2013.

			Projected
	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015
Revenue	$277,010	$219,790	$217,111	$282,152	$189,477
Operating Income, Adjusted (1)	$21,538	$19,269	$15,291	$21,701	$12,031
Non-Operating Expense (1)	$569	$659	$654	$643	$632
Pre-Tax Profit / (Loss)	$20,969	$18,610	$14,637	$21,058	$11,399
Federal Income Tax	$7,129	$6,327	$4,976	$7,160	$3,876
Net Income	$13,840	$12,282	$9,660	$13,898	$7,524
Depreciation & Amortization	$4,859	$4,958	$4,663	$4,461	$4,055
Adjusted EBITDA (2)	$26,396	$24,227	$19,954	$26,162	$16,087

Quarterly Projections

The following is a summary of the Quarterly Projections (dollars in thousands):

	Projected
	FY 2011	FY 2012
	Q4	Q1	Q2	Q3
Revenue:	$61,391	$71,060	$57,195	$52,075
Operating Income, Adjusted (1)	$2,406	$6,193	$4,782	$4,348
Non-Operating Expense (1)	$305	$193	$187	$150
Pre-Tax Profit / (Loss)	$2,101	$6,000	$4,595	$4,198
Federal Income Tax	$714	$2,040	$1,562	$1,427
Net Income	$1,387	$3,960	$3,033	$2,771
Depreciation & Amortization	$1,159	$1,240	$1,240	$1,240
Adjusted EBITDA (2)	$3,565	$7,433	$6,021	$5,588

(1)
Adjusted operating income and non-operating expense are non-GAAP measures.  For purposes of the Projections, the Company and Parent agreed that items of income and expense attributable to the Company’s retirement system, retiree medical obligations and other items of income or expense related to non-core operations would be categorized as non-operating expense rather than included in the determination of operating income.  The Company believes that the measures of adjusted operating income and non-operating expenses provide meaningful measures of performance of the Company’s core operations.  This non-GAAP measure has no effect on net income or adjusted EBITDA as shown in the Projections.

(2)
Adjusted EBITDA is a non-GAAP measure.  As used in the Projections, adjusted EBITDA means earnings (net income) before income tax expense (federal income tax), depreciation and amortization.  Adjusted EBITDA also excludes the effects of items in non-operating expense, which are not attributable to the Company’s core operations.  The Company believes that adjusted EBITDA, as so defined, is a meaningful measure of the operating performance of the Company.”

Item 8, “Additional Information – Certain Company Projections,” is hereby amended and supplemented by adding the following paragraph to the end of such subsection:

“On January 5, 2011, the Company announced that the U.S. Coast Guard awarded to Todd Pacific a $16,008,228 modification to an existing contract between the U.S. Coast Guard and Todd Pacific in support of the USCGC Polar Star.  This modification, and the financial effects thereof, were included in the Projections which, as described above, were provided to Purchaser, Parent and Houlihan Lokey.  The award of this modification by the U.S. Coast Guard does not represent a change to the Projections.”

ITEM 9.	EXHIBITS.

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

“(a)(5)(iv)	Joint Press Release issued by Parent and the Company on January 11, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TODD SHIPYARDS CORPORATION

By:	/s/ Michael G. Marsh
Name:	Michael G. Marsh
Title:	Secretary and General Counsel

Dated: January 11, 2011